Via Facsimile and U.S. Mail
Mail Stop 6010

April 14, 2009

Keith A. Jensen
Senior Vice President (principal financial and accounting officer)
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio 45202

> **Re: American Financial Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **Definitive Proxy Statement filed March 27, 2009**
> **Filed on March 27, 2009**
> **File No. 001-13653**

Dear Mr. Jensen:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008 filed February 27, 2009

Item 1A Risk Factors, page 15

1.   You disclose on page 28 that the spreads in rates between U.S. government bonds and other fixed maturities, the lack of liquidity and the collapse of the financial institutions resulted in your pretax unrealized loss on fixed maturities rising from $47 million in 2007 to $1.9 billion in 2008. Please include a risk factor disclosing

the risks relating to these unrealized losses and the potential consequences. The discussion should quantify these losses and address the possibility that your intent or ability to hold the securities until they recover in value may change.

Item 3. Legal Proceedings, page 21

2.   We note your disclosure relating to proceedings and claims by regulatory agencies and private parties relating to hazardous waste or discharge remediation costs at certain railroad sites formerly owned by your predecessor. We also note your statement on page 32 that the adequacy of the insurance reserves and contingencies arising out of your former manufacturing and railroad operations poses the greatest risk of material loss. Please revise this section to provide all information required by Item 103 of Regulation S-K and include a risk factor describing the risk and potential consequences.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Investments, page 28

3.   Please revise your disclosure here to clarify the extent to which brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

4.   Please revise your disclosure here to elaborate on the procedures you performed to validate the prices you obtained from brokers or pricing services to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy. The current disclosure simply states that they are reviewed by internal investment professionals.

5.   Please revise your disclosure to include a quantify and discuss the impact that reasonably likely changes in the key inputs used in the valuation methodologies to estimate fair value would have on the financial statements at December 31, 2008.

6.   Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee, preferably in tabular format. It is not clear how an average of A+ was derived. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Notes to Consolidated Financial Statements, page F-6

E. Investments, page F-15

7.   Please revise your disclosure to comply with paragraph 17b of FSP FAS 115-
        1/FAS 124-1. More specifically, please provide a more robust discussion of your
        rationale for concluding that unrealized losses are not other-than-temporary
        impairments, particularly given that 37% of the unrealized loss has been in an
        unrealized loss position for more than 12 months. In addition, please revise to
        discuss your significant concentration of unrealized losses in the mortgage backed
        securities and other corporate industries and the significant increase in the
        unrealized losses in those industries from the prior year clarifying why you
        believe no impairment is required.

Definitive Proxy Statement filed March 27, 2009

2008 Bonus Plan Components and Bonus Amounts for Other NEOs, page 20

8.   We note the Individual Performance Component includes, but is not limited to
        operational, qualitative measurements relating to the development and
        implementation of strategic initiatives and annual objectives, responses to
        unexpected developments, the development of management personnel, and the
        impact of extraordinary transactions. To the extent that any of these components
        were quantified or more specifically described, please revise the disclosure to
        reflect these additional details. Additionally, you should revise to discuss the
        extent to which each NEO achieved these goals and how such level of
        achievement was used to determine each NEO's bonus.

                                    *   *   *

        Please provide us the information requested within 10 business days of the date of
this letter or tell us when you will provide a response prior to the expiration of the 10-day
period. Please furnish a letter with your responses that keys your response to our
comments. Detailed letters greatly facilitate our review. You should furnish the letter on
EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Keith A. Jensen
American Financial Group, Inc.
April 14, 2009
Page 4

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Laura Crotty, Attorney at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant